UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2018

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

19 December 2018

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Mackenzie

Date of last notice	23 August 2018

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	Andrew Mackenzie has an indirect interest in 266,205 ordinary shares in BHP Group Plc and 93,051 ordinary shares in BHP Group Limited held by Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.

No change to these interests.

Date of change	18 December 2018

No. of securities held prior to change

Ordinary Shares:

BHP Group Plc

266,205 – Indirect

BHP Group Limited

93,051 – Indirect

Options and other rights:

BHP Group Limited

1,289,440 Maximum number of Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

56,217 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan

Class	Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Number acquired	304,523 Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan. 52,061 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.

Number disposed	-

Value/Consideration	-

No. of securities held after change

Ordinary Shares:

BHP Group Plc

266,205 – Indirect

BHP Group Limited

93,051 – Indirect

Options and other rights:

BHP Group Limited

1,593,963 Maximum number of Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan.

108,278 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	This notification is in respect of the award of Performance Shares under the Long Term Incentive Plan and Deferred Shares under the Short Term Incentive Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP’s Securities and Dealing Policy a Director cannot deal in BHP Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730

Fax: +61 3 9611 1044

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 554 757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 19, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary